SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALKERMES PLC

(Name of Issuer)

ORDINARY SHARES, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

G01767105

(CUSIP Number)

William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Corporation, plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G01767105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Science Three Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

This Amendment No. 2 to the Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2011 and Amendment No. 1 to the Schedule 13D filed with the Commission on March 14, 2012 (collectively, the “Schedule 13D”), with respect to the Ordinary Shares, $0.01 par value (the “Ordinary Shares”), of Alkermes plc (the “Issuer”), a public limited company incorporated in Ireland (registered number 498284), whose principal offices are located at Connaught House, 1 Burlington Road, Dublin 4, Ireland.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

This Schedule 13D is being filed jointly on behalf of Elan Corporation, plc (“Elan”) and Elan Science Three Limited (“ES3” together with Elan, the “Reporting Parties”).

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person controlling Elan and ES3, respectively, are set forth in Schedule A hereto.  Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in Item 5 is hereby incorporated herein by reference.

Except as described herein, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Item 5 is hereby amended and supplemented as follows:

The information contained on the cover page of this Schedule 13D is hereby incorporated herein by reference.

(a)           As of February 6, 2013, the Reporting Parties beneficially owned no Ordinary Shares.

(b)           The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero. The number of Ordinary Shares as to which each of the Reporting Parties shares the power to vote or direct the vote is zero. The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to dispose or direct the disposition of is zero. The number of Ordinary Shares as to which each of the Reporting parties shares the power to dispose or direct the disposition of is zero.

(c)           On January 31, 2013, ES3 agreed to sell all of its remaining 7,750,000 Ordinary Shares (the “Shares”) to Jefferies & Company, Inc. (“Jefferies”) at a price equal to $21.90 per Share pursuant to Rule 144 under the U.S. Securities Act of 1933.  On February 6, 2013, the sale of the Shares by ES3 to Jefferies was consummated. The aggregate purchase price for the sale of the Shares was $169,725,000.  As a result of the sale, neither Elan nor ES3 are deemed to be the beneficial owner of any Ordinary Shares.

(d)           Not applicable.

(e)           Immediately following the sale of the Shares by ES3 on February 6, 2013, the Reporting Parties ceased to be a beneficial owner of more than five percent of the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 and Item 5 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

1.
Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Alkermes Inc., Alkermes plc and certain other parties (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078) filed by Alkermes plc, which was declared effective by the Securities and Exchange Commission on August 4, 2011).

2.
Shareholder’s Agreement by and among Elan Corporation, plc, Elan Science Three Limited and Alkermes plc (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Alkermes plc (Securities and Exchange Commission file number 001-35299) on September 16, 2011).

3.
Joint Filing Agreement dated September 26, 2011 by and among Elan Corporation, plc and Elan Science Three Limited (incorporated by reference to the Schedule 13D filed with the Commission on September 26, 2011).

4.
Underwriting Agreement, dated as of March 8, 2012, by and among Elan Science Three Limited, Alkermes plc and the several underwriters party thereto (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 13, 2012).

5.
Waiver and Consent Letter, dated March 7, 2012, by and among Alkermes plc, Elan Corporation plc and Elan Science Three Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 7, 2012).

6.
Waiver and Consent Letter, dated March 8, 2012, by and among Alkermes plc, Elan Corporation plc and Elan Science Three Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 8, 2012).

SCHEDULE A

Elan Corporation, plc

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Elan Corporation, plc are set forth below:

1.           (a) Robert A. Ingram, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Chairman, and (d) United States.

2.           (a) G. Kelly Martin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Chief Executive Officer, and (d) United States.

3.           (a) Gary Kennedy, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

4.           (a) Patrick Kennedy, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

5.           (a) Giles Kerr, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United Kingdom.

6.           (a) Kieran McGowan, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

7.           (a) Kyran McLaughlin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

8.           (a) Donal O’Connor, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

9.           (a) Richard Pilnik, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

10.         (a) Dennis Selkoe, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

11.         (a) Andrew von Eschenbach, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

12.         (a) Nigel Clerkin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

13.         (a) William F. Daniel, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Executive Vice President and Company Secretary, and (d) Ireland.

14.         (a) Grainne McAleese, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Group Controller and Principal Accounting Officer, and (d) Ireland.

15.         (a) Hans Peter Hasler, (b) 51, Luzern, 6004 Switzerland, (c) Chief Operating Officer, and (d) Switzerland.

Elan Science Three Limited

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Elan Science Three Limited are set forth below:

1.           (a) Nigel Clerkin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

2.           (a) William F. Daniel, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director and Secretary, and (d) Ireland.

3.           (a) Mary Sheahan, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Corporation, plc is true, complete and correct.

Date:  February 8, 2013

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Executive Vice President and Company Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Science Three Limited is true, complete and correct.

Date:  February 8, 2013

ELAN SCIENCE THREE LIMITED

By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Company Secretary

EXHIBIT INDEX

1.	Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Alkermes Inc., Alkermes plc and certain other parties (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078) filed by Alkermes plc, which was declared effective by the Securities and Exchange Commission on August 4, 2011).
2.	Shareholder’s Agreement by and among Elan Corporation, plc, Elan Science Three Limited and Alkermes plc (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Alkermes plc (Securities and Exchange Commission file number 001-35299) on September 16, 2011).
3.	Joint Filing Agreement dated September 26, 2011 by and among Elan Corporation, plc and Elan Science Three Limited (incorporated by reference to the Schedule 13D filed with the Commission on September 26, 2011).
4.	Underwriting Agreement, dated as of March 8, 2012, by and among Elan Science Three Limited, Alkermes plc and the several underwriters party thereto (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 13, 2012).
5.	Waiver and Consent Letter, dated March 7, 2012, by and among Alkermes plc, Elan Corporation plc and Elan Science Three Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 7, 2012).
6.	Waiver and Consent Letter, dated March 8, 2012, by and among Alkermes plc, Elan Corporation plc and Elan Science Three Limited (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by Elan Corporation plc with the Commission on March 8, 2012).